EXPENSE LIMITATION AGREEMENT
FOR THE HOUGH GROUP OF FUNDS



	THIS AGREEMENT, dated as of April 30, 1999, is made and entered into by and between The Hough Group of Funds, a Massachusetts business trust (the "Trust"), on behalf of each of its series set forth on Schedule A attached hereto (the "Funds"), and William R. Hough & Co. ("WRH").

	WHEREAS, WRH serves in various capacities for the Funds including as investment adviser and manager, distributor and transfer agent pursuant to the terms of various agreements entered into between WRH and the Trust on behalf of the Funds (the "Agreements"); and WHEREAS, the Trust and WRH desire to enter into the arrangements described herein relating to certain expenses of the Funds;

	NOW, THEREFORE, the Trust and WRH hereby agree as follows:

	1.	Until April 20, 2002, WRH will subject to Section 2 hereof,
        limit its fees and/or reimburse other expenses to the Funds to the extent necessary to limit the operating expenses of each Fund (exclusive of interest, taxes, expenses of withholding taxes, brokerage commissions, extraordinary expenses and distribution fees payable by a Fund under its Distribution and Service Plan) to the amount of the "Maximum Operating Expense Limit" applicable to each Fund as set forth across from the name of each respective Fund on the attached Schedule A.

	2.	Each Fund agrees to pay to WRH the amount of fees (including any amounts foregone through limitation or reimbursed pursuant to
        Section 1 hereof) that, but for Section 1 hereof, would have been payable by the Fund to WRH pursuant to the Agreements (the "Deferred Fees"), subject to the limitations provided in this Section. Such repayment shall be made monthly, but only if the operating expenses of the Fund (exclusive of interest, taxes, expenses of withholding taxes, brokerage commissions, extraordinary expenses and distribution fees payable by a Fund under its Distribution and Service Plan), without regard to such repayment, are at an annual rate (as a percentage of the average daily net assets of the Fund), equal to or less than the "Maximum Operating Expense Limit" for the Fund, as set forth on Schedule A. Furthermore, the amount of Deferred Fees paid by a Fund in any month shall be limited so that the sum of (a) the amount of such payment and (b) the other operating expenses of the Fund (exclusive of interest, taxes, expenses of withholding taxes, brokerage commissions, extraordinary expenses and distribution fees payable by a Fund under its Distribution and Service Plan) do not exceed the above-referenced "Maximum Operating Expense Limit" for such Fund.

	Deferred Fees with respect to any fiscal year of a Fund shall not be payable by the Fund to the extent that the amounts payable by the Fund pursuant to the immediately preceding paragraph during the period ending three years after the end of such fiscal year are not sufficient to pay such Deferred Fees. In no event will a Fund be obligated to pay any fees waived or deferred by WRH with respect to any other series of the Trust

	3.	A copy of the Agreement and Declaration of Trust establishing the Trust is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this Agreement is executed by the Trust on behalf of the Funds by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this Agreement are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and properly belongs to the respective Funds.

	IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.



THE HOUGH GROUP OF FUNDS			WILLIAM R. HOUGH & CO.

By: 							By:

Name: 							Name:

Title: 							Title:


SCHEDULE A

OPERATING EXPENSE LIMITS



Fund Name
Maximum Operating Expense Limit*
The Florida TaxFree Money Market Fund
0.40%
The Florida TaxFree ShortTerm Fund
0.40%


*Expressed as a percentage of a Fund's average daily net assets.